RATIO OF EARNINGS TO FIXED CHARGES	EXHIBIT 12

( in thousands )	Three months ended June 30,		Six months ended June 30,
	2003	2002	2003	2002
EARNINGS AS DEFINED:
Earnings from operations before income taxes after eliminating undistributed earnings of 20%- to 50%-owned affiliates	$122,080	$41,233	$213,096	$110,456
Fixed charges excluding capitalized interest and preferred stock dividends of majority-owned subsidiary companies	9,482	8,199	19,110	16,348

Earnings as defined	$131,562	$49,432	$232,206	$126,804

FIXED CHARGES AS DEFINED:
Interest expense, including amortization of debt issue costs	$7,832	$6,629	$15,835	$13,221
Interest capitalized	89	185	164	344
Portion of rental expense representative of the interest factor	1,650	1,570	3,275	3,127
Preferred stock dividends of majority-owned subsidiary companies	20	20	40	40

Fixed charges as defined	$9,591	$8,404	$19,314	$16,732

RATIO OF EARNINGS TO FIXED CHARGES	13.72	5.88	12.02	7.58

E-2